OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lawrence J. Rosenthal (First) (Middle) (Last)		Andrx Corporation, a Delaware Corporation ("ADRX)

	4955 Orange Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			March 10, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Davie, FL, 33314 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President of Sales and Marketing of Andrx Pharmaceuticals, Inc.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Andrx Group Common Stock													36,000 (1)		D

	Andrx Group Common Stock		03/10/2003				P			4,300	A	$8.28				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			900	A	$8.34				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			2,100	A	$8.36				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			2,000	A	$8.37				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			400	A	$8.38				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			250	A	$8.385				I		Held jointly w/spouse

	Andrx Group Common Stock		03/10/2003				P			1,750	A	$8.39				I		Held jointly w/ spouse

	Andrx Group Common Stock		03/10/2003				P			8,300	A	$8.40		20,000		I		Held jointly w/ spouse

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially: Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) On December 1, 2002, Andrx Corporation granted Mr. Rosenthal 35,000 restricted stock units, with each unit representing the right to acquire one share of Andrx Group common stock. Subject to certain acceleration and other conditions set forth in their agreements, the shares underlying these units vest in equal installments of 8,750 each on November 30, 2005, 2006, 2007 and 2008.

/S/ LAWRENCE J. ROSENTHAL	March 11, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instructions 6 for procedure.